UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant’s name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Origin Agritech Announces Reserve Stock Split Exchange Date

Origin Agritech Limited (the “Company” or “Origin”) will implement a reverse stock split of its outstanding ordinary shares at a ratio of 1 new share for each 10 currently outstanding ordinary shares.

The exchange date will be July 10, 2018.

The reverse stock split will reduce the number of outstanding shares to 2,787,273 ordinary shares, subject to additional shares being issued for fractional shares and preservation of round lots. There will be no change to the number of authorized ordinary shares or par value.

When the reverse stock split becomes effective, each outstanding ten ordinary shares of Origin automatically will be changed into one ordinary share. No fractional shares will be issued as a result of the reverse stock split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of shares not evenly divisible by the 1-for-10 reverse split ratio, automatically will be entitled to receive an additional fractional ordinary share of the Company to round up to the next whole share. The reverse split will also preserve round lots of 100 shares, meaning that if the reverse split results in a shareholder holding less than 100 shares, the Company will issue, at no cost, additional shares to increase the holding to a full 100 shares.

There will no change to the number of authorized ordinary shares or par value of an ordinary share.

The Company has appointed Continental Stock Transfer & Trust Company as its exchange agent.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ James Z. Chen
	Name:	James Z. Chen
	Title:	Chief Executive Officer

Date: June 26, 2018